Filed by The Procter & Gamble Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-6(j) of the Securities and Exchange Act of 1934

                                           Subject Company: The Gillette Company
                                                  Commission File No.: 001-00922
                                                    Registration No.: 333-123309



                       SPECIAL MEETING OF SHAREHOLDERS OF
                          THE PROCTER & GAMBLE COMPANY
                                  JULY 12, 2005


Voice Over          Good morning ladies and gentlemen. Welcome to the
                    special shareholders meeting to approve the Gillette acquisition. Please stand for the National Anthem, sung by our fellow shareholder, and P&G employee, Scott Bennett.

Chair               Thank you, Scott.

Chair               1.   Good morning, ladies and gentlemen. I'm AG Lafley, the
                         Chairman, President and Chief Executive of Procter &
                         Gamble. I would like to welcome everyone to this special meeting of shareholders. I would also like to welcome all of our shareholders who are listening to this meeting via audiocast.

                         This meeting is now called to order. Notice of the meeting was mailed to each shareholder of record and a quorum is present in person or by proxy.

Chair               2.   Let me get started by introducing the people here on
                         stage. Jim Johnson is our Chief Legal Officer and Clayt
                         Daley is our Chief Financial Officer.

Chair               3.   The Inspector of Election for this meeting is Peter
                         Descovich of Automatic Data Processing. He will supervise the voting at this meeting.

Chair               4.   In order to handle our business expeditiously today and
                         provide time for shareholder questions, we've established a few simple rules about the conduct of the meeting.

                         Each of you should have a copy of the agenda. On the left-hand side of the agenda booklet are the guidelines for the conduct of the meeting.

                         I ask that you cooperate in following these guidelines. In fairness to all shareholders, I intend to enforce the rules. The digital clock appearing below the screen behind me will countdown the time remaining for each speaker.

                         Please go to the nearest microphone if you wish to speak and identify yourself to the attendant. Please state your name and affiliation clearly and speak directly into the microphone so that everyone can hear what you have to say and so that we have a clear recording of the meeting to assist in preparing the record of the meeting.

Chair                5.  Turning to our agenda, I'll ask Jim to address some
                         preliminary matters.

JJJ                  6.  First, let me remind everyone that the discussions
                         today may contain references to some non-GAAP financial measures. In accordance with the SEC's Regulation G, the required reconciliations to GAAP numbers can be found on the Company's website at www.pg.com. Our discussions will also contain certain ---------- forward-looking statements. For a discussion of factors that could affect these forward-looking statements, please see the Company's website.

Chair               7.   We have two items to cover on the agenda today related
                         to the Gillette deal. We will not entertain questions related to other topics because we want to focus on the most-important matter before us today.

Chair               8.   We'll now proceed with the first Board proposal to
                         adopt the agreement and plan of merger and to approve the issuance of P&G common stock in the merger. As a reminder, each proposal will be automatically seconded as it is introduced.

CHAIR               9.   Let me start by making a few opening comments about the
                         proposed deal. As we explained in the joint proxy statement, P&G's Board of Directors and Company management strongly support the Gillette acquisition.

                         We have the opportunity to combine two of the world's leading consumer products companies at a time when both companies' performance is strong.

                         It's a combination that leverages the structural characteristics of the consumer products industry.

                         Consumer products is an industry that rewards leadership and scale. Leadership scale, properly leveraged, provides the opportunity to lower cost structures. Lower cost structures make it possible to reinvest in building brands and commercializing innovation, which drive consumer value. The more we can invest in branding and innovation that delights consumers and delivers superior value, the more consistently we grow - which drives shareholder value.

                         The more we grow, the greater our scale and the lower our costs. It's a virtuous circle that both P&G and Gillette can leverage better together than either company can alone.

                         The full impact of how our companies get better together is most evident when all the pieces come together.

                         Add Gillette brands, product design, and core technologies to P&G's broad-based innovation commercialization capability...

                         Add Gillette synergies to P&G's cash and cost discipline...

                         Add Gillette's developing market opportunity and trade up capability to P&G's unique global go-to-market strength...

                         Add P&G's and Gillette's combined marketing capabilities to the marketing ROI work we're both doing to get more value from category-leading brands...

                         And what we get - what YOU get, as shareholders - is more consumers... delighted with more P&G and Gillette brands... in more markets around the world... and that leads to greater returns for shareholders.

                         All of these benefits should lead to more consistent and stronger shareholder and consumer value creation over the mid- and long term.

                         More specifically, we remain comfortable with the revenue and cost synergies we've outlined in our previous communications.

                         On the top line, we've increased P&G's sales growth goal through 2010 by a point, to 5% to 7%, which we remain confident is realistic and sustainable.

                         We also believe that combining our companies will create upside for our 10%-plus earnings goal.

                         In terms of costs, we've identified more than a billion dollars in synergies that we're confident we can achieve by year three. We will eliminate administrative overlap by integrating Gillette brands with minimal additions to P&G's corporate staff. We can deliver key support functions through P&G's Global Business Services group; GBS delivers best-in-class costs that are not available to Gillette on its own today. We also see synergy opportunities in purchasing, manufacturing, and logistics; we'll reduce costs in these areas through increased scale, improved asset utilization, and coordinated purchasing. And we will generate efficiencies in marketing and retail selling.

                         We are also encouraged by the progress we are already making toward planning the integration of our two companies. The spirit of collaboration and teamwork among the integration teams has been truly outstanding.

                         All our integration teams are up and running, jointly led by P&G's Chief Financial Officer Clayt Daley and Gillette CEO Jim Kilts. Regional and country go-to-market organizations are collaborating on transition plans; our Global Business Services and IT teams are doing the same; we're working closely on integration planning for manufacturing and supply chain matters.

                         We've made several key decisions about how the combined company will do business. We'll operate within P&G's organization structure of Global Business Units, Market Development Organizations, Global Business Services, and lean Corporate Functions.

                         We will create a new GBU - the Global Gillette business unit - that will consist of Razors and Blades, Braun and Duracell. Razors and Blades will continue to be based in Boston; Braun in Kronberg, Germany; and Duracell in Bethel, Connecticut, for the foreseeable future.

                         Gillette's oral care and personal care businesses will be combined with P&G's oral care and personal care/deodorant businesses.

                         And, we have retained key Gillette leaders who will continue to run Gillette businesses: the technical and manufacturing leader of the razor and blades business will continue in that role, as will the president of that business; the presidents of Gillette's North America and International commercial operations will continue; the head of the Duracell and Braun businesses will remain in place. These and other key leaders have been critical to Gillette's success, and we are delighted that they have agreed to stay once the acquisition is complete.

                         Beyond these senior leadership roles, our intention is to transfer Gillette people into P&G's organization and to place a small number of P&G people into the Gillette organization. Our principle is to field the best team with the best talent from both companies.

                         Finally, regulatory reviews are proceeding as expected, and we are still on track to close the deal in Fall 2005.

                         To summarize, the case for combining our two companies is strong; the progress we're making toward integration and capturing important synergies is well underway; and the talent we will bring to the leadership of our combined company is best-in-class.

                         This is a great deal for P&G and Gillette shareholders alike. We are pleased with the shareholder response we have received to date, and we strongly encourage you to vote in support of this unique combination.

Chair               10.  Is there any discussion on this proposal? Just as a
                         reminder, each speaker will be allowed one turn at the microphone for a maximum of two minutes.

                                (following discussion)



Chair               11.  We'll now proceed with the next Board proposal to
                         adjourn this meeting to a later date to permit further solicitation of proxies if there are not sufficient votes at the time of this meeting. This was simply a housekeeping proposal that we put in place in case we didn't get enough votes to pass the first proposal at the meeting today. We now know that the required number of votes have been received and that we will not have to adjourn this meeting.

Chair               12.  We'll now proceed with the voting. Will those voting at this meeting raise your hand and an usher will give you a ballot. When you've marked your ballot, please hold it up so the ushers can collect it.

                                (Ushers distribute and collect ballots.)



Chair               13.  While the votes are being counted, we'll view this
                         video.

                                (6 minute video)

Chair               14.  We now have the results of the voting. I'm advised by the Inspector of Election

                         a. that the Board proposal to adopt the merger agreement and approve the issuance of common stock in the merger has been adopted with at least 1,849,328,165 votes cast in favor (or a favorable vote of approximately 70.3% of the issued and outstanding shares) and has therefore been adopted. This represents approximately 96.5% of the shares voted; and

                         b. that the Board proposal to adjourn the meeting has been adopted with at least _______________ votes cast in favor (or a favorable vote of approximately ______% of the shares voted) and has therefore been adopted [if necessary].

Chair               15.  Certified totals and percentages will be available
                         later from the Secretary.

Chair               16.  This completes today's business. I again want to
                         express my appreciation for your confidence and support. I want to thank so many of you who have been long-term owners of stock.

Chair               17.  Now, will someone make a motion to adjourn.

Ms.Hogan            18.  Motion to adjourn.

Chair               19.  Thank you very much. This meeting is adjourned.

FORWARD-LOOKING STATEMENTS
--------------------------

     All statements, other than statements of historical fact included in this release, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) the ability to achieve business plans, including with respect to lower income consumers and growing existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographical markets (including developing markets) in which the Company has chosen to focus; (2) the ability to successfully execute, manage and integrate key acquisitions and mergers, including (i) the Domination and Profit Transfer Agreement with Wella, and (ii) the Company's agreement to merge with The Gillette Company, including obtaining the related required regulatory approvals; (3) the ability to manage and maintain key customer relationships; (4) the ability to maintain key manufacturing and supply sources (including sole supplier and plant manufacturing sources); (5) the ability to successfully manage regulatory, tax and legal matters (including product liability, patent, and other intellectual property matters), and to resolve pending matters within current estimates; (6) the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing and overhead areas, including the Company's outsourcing projects; (7) the ability to successfully manage currency (including currency issues in volatile countries), debt (including debt related to the Company's announced plan to repurchase shares of the Company's stock), interest rate and certain commodity cost exposures; (8) the ability to manage the continued global political and/or economic uncertainty and disruptions, especially in the Company's significant geographical markets, as well as any political and/or economic uncertainty and disruptions due to terrorist activities; (9) the ability to successfully manage the pattern of sales, including the variation in sales volume within periods; (10) the ability to successfully manage competitive factors, including prices, promotional incentives and trade terms for products;
(11) the ability to obtain patents and respond to technological advances attained by competitors and patents granted to competitors; (12) the ability to successfully manage increases in the prices of raw materials used to make the Company's products; (13) the ability to stay close to consumers in an era of increased media fragmentation; and (14) the ability to stay on the leading edge of innovation. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
-------------------------------------------

     In connection with the proposed merger, The Procter & Gamble Company ("P&G") has filed a registration statement on Form S-4 on May 26, 2005 with the Securities and Exchange Commission (Registration No. 333-123309), containing a definitive joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed by P&G and The Gillette Company ("Gillette") with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the definitive joint proxy statement/prospectus and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of P&G's filings may be obtained by directing a request to P&G Investor Relations at 513-983-2415. Free copies of Gillette's filings may be obtained by directing a request to Gillette Investor Relations at 617-421-8127.

     This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PARTICIPANTS IN THE SOLICITATION
--------------------------------

     P&G, Gillette and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of P&G's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by P&G with the Commission on August 27, 2004, and information concerning persons who may be considered participants in the solicitation of Gillette's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by Gillette with the Commission on March 30, 2005.